Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

			Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$2,543	$(26,847)	$16,071	$5,742	$(1,428)
Plus: fixed charges	17,100	3,521	2,084	2,026	1,969
Preference securities dividends	(9,255)	(1,162)	(974)	(975)	(984)

Earnings available for fixed charges	$10,388	$(24,488)	$17,181	$6,793	$(443)

Fixed Charges:
Interest expense	$7,845	$2,359	$1,110	$1,051	$985
Preference securities dividends	9,255	1,162	974	975	984

Total fixed charges	$17,100	$3,521	$2,084	$2,026	$1,969

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	0.61	(a )	8.24	3.35	(b )

(a)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $28,009 thousand.
(b)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $2,412 thousand.